Exhibit 99.1

New Oriental Announces Unaudited Results for the Second Fiscal Quarter

Ended November 30, 2013

Quarterly Net Revenues Increased by 25.6% Year-Over-Year

Quarterly Operating Income Increased by 102.5% Year-Over-Year

Quarterly Operating Margin Improved by 1,650 Basis Points Year-Over-Year to 0.3%

Quarterly Net Income Attributable to New Oriental Increased by 127.1% Year-Over-Year

Quarterly Student Enrollments Increased by 11.8% Year-Over-Year

Beijing, January 21, 2014 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2013, which is the second quarter of New Oriental’s fiscal year 2014.

Highlights for the Second Fiscal Quarter Ended November 30, 2013

•	Total net revenues increased by 25.6% year-over-year to US$208.3 million from US$165.9 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental was US$4.3 million, compared to net loss attributable to New Oriental of US$15.8 million in the same period of the prior fiscal year.

•	Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, was US$9.7 million, compared to non-GAAP net loss attributable to New Oriental of US$9.0 million in the same period of the prior fiscal year.

•	Operating income was US$0.7 million, compared to a loss of US$26.9 million in the same period of the prior fiscal year.

•	Non-GAAP operating income, which excludes share-based compensation expenses, was US$6.0 million, compared to non-GAAP operating loss of US$20.1 million in the same period of the prior fiscal year.

•	Basic and diluted net income attributable to New Oriental per ADS were US$0.03 and US$0.03, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.06 and US$0.06, respectively. Each ADS represents one common share of the Company.

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 11.8% year-over-year to approximately 565,100 from approximately 505,500 in the same period of the prior fiscal year.

•	The total number of schools and learning centers was 711 as of November 30, 2013, down from 744 as of November 30, 2012. The total number of schools was 57 as of November 30, 2013. The number of schools and learning centers decreased by 2 in the second fiscal quarter to 711 as of November 30, 2013, down from 713 as of August 31, 2013.

Financial and Student Enrollments Summary – Second Fiscal Quarter 2014 and First Six Months of Fiscal Year 2014

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q2 of FY2014	Q2 of FY2013	Pct. Change
Net revenues	208,330	165,906	25.6%
Net income (loss) attributable to New Oriental	4,266	(15,769)	127.1%
Non-GAAP net income (loss) attributable to New Oriental(1)	9,651	(8,968)	207.6%
Operating income (loss)	664	(26,857)	102.5%
Non-GAAP operating income (loss)(1)	6,049	(20,056)	130.2%
Net income (loss) per ADS attributable to New Oriental - basic	0.03	(0.10)	127.1%
Net income (loss) per ADS attributable to New Oriental - diluted	0.03	(0.10)	127.1%
Non-GAAP net income (loss) per ADS attributable to New Oriental - basic(1)	0.06	(0.06)	207.6%
Non-GAAP net income (loss) per ADS attributable to New Oriental - diluted(1)	0.06	(0.06)	207.7%
Total student enrollments in academic subjects tutoring and test preparation courses	565,100	505,500	11.8%

	1H of FY2014	1H of FY2013	Pct. Change
Net revenues	596,993	501,735	19.0%
Net income attributable to New Oriental	130,742	80,083	63.3%
Non-GAAP net income attributable to New Oriental(1)	141,507	93,604	51.2%
Operating income	136,132	74,698	82.2%
Non-GAAP operating income(1)	146,897	88,219	66.5%
Net income per ADS attributable to New Oriental - basic	0.84	0.51	63.5%
Net income per ADS attributable to New Oriental - diluted	0.83	0.51	63.4%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)	0.91	0.60	51.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)	0.90	0.59	51.3%
Total student enrollments in academic subjects tutoring and test preparation courses	1,484,400	1,404,400	5.7%

(1)	New Oriental provides net income (loss) attributable to New Oriental, operating income (loss), and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We celebrated the 20th anniversary of New Oriental’s establishment on November 16, 2013 at the Great Hall of the People, and I’m very pleased that we’re capping this important milestone with a stellar set of quarterly financial results. We experienced robust revenue growth of 25.6% and continued strong net income growth of 127.1% year-over-year. Our student enrollments grew by 11.8% year-over-year to about 565,100, mostly driven by our K-12 all-subjects after-school tutoring business which achieved 16% year-over-year growth to about 308,800 enrollments. Our solid quarterly top-line and student enrollment growth is particularly impressive considering we ended the second fiscal quarter with 711 schools and learning centers, 33 fewer than the year-ago period total of 744. This demonstrates strong organic growth and operating efficiency gains in our learning centers. We opened 11 new learning centers in 9 fast growing and high profit markets and closed 13 learning centers, including 6 underperforming ones, during the quarter. To meet the seasonally higher market demand for K-12 after-school tutoring in the coming winter and spring quarters, we will continue to open new learning centers in fast growing cities over the rest of this fiscal year.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “We are delighted to see continued strong margin improvement in the last 12 months as we successfully pivoted to our ‘Harvest the Market’ strategy. In this second fiscal quarter, our gross margin increased by 180 basis points to 53.2% from 51.4% in the year ago period, GAAP operating margin increased by 1,650 basis points to 0.3% from negative 16.2% and GAAP net margin increased by 1,150 basis points to 2.0% from negative 9.5%. For the first half of fiscal year 2014 our gross margin increased by 110 basis points to 61.5% from 60.4%, GAAP operating margin increased by 790 basis points to 22.8% from 14.9%, GAAP net margin increased by 590 basis points to 21.9% from 16.0%, and net operating cash flow increased by 69.4% to US$189.1 million from US$111.6 million in the year ago period.”

Mr. Hsieh continued, “Our two main business lines continued to experience strong growth in this quarter. Our overseas test preparation and overseas study consulting businesses together recorded about 28% year-over-year gross revenue growth to approximately US$77.6 million during this quarter, while our K-12 all-subjects after-school tutoring business recorded about 26% year-over-year gross revenue growth to approximately US$83.8 million.”

Recent Developments

On December 2, 2013, the Company signed a definitive agreement to acquire 100% equity interest in a kindergarten chain in Changsha with over 10 schools and about 3,000 students in 2013. The Company views this acquisition as a strategic fit with its “one-stop” education ecosystem business model. The acquisition should increase New Oriental’s presence in the pre-school market and eventually support the Company’s POP Kids and U-Can middle and high school tutoring businesses. The kindergarten’s financial results will be consolidated into New Oriental’s results from the fiscal quarter in which the transaction is completed.

Online Education Initiatives

New Oriental has been proactively exploring new internet-based education initiatives, including online-offline integration and pure online learning offerings.

New Oriental has developed its own Online Interactive Learning Platform, covering all major product lines. The platform enables students to continue their learning after class by completing exercises and quizzes and interacting with teachers online. It also records the students’ learning progress. The Company believes that its new Online Interactive Learning Platform will significantly enhance the Company’s customers’ learning experience, create new revenue streams through value-added online services, and drive online-to-offline traffic to generate more enrollments and increase revenues.

The Company is also piloting a program on its own Koolearn.com online platform and company official website to offer live broadcasts of some short-term test preparation cram courses for adults. Users can pay to watch live broadcasts at set times and can replay recordings of the classes at any time.

Koolearn.com now offers over 2,000 online courses for teenagers and adults, including language training, test preparation and vocational education.

In addition, New Oriental has developed a series of mobile and web applications, branded as “DONUT”, for children aged 2 to 8. This suite of products focuses on game-based learning and includes English, math, Chinese reading and parenting games. Content is updated on monthly basis. Currently, most of the applications are free to download, and include embedded in-application purchases to generate monetization opportunities.

In addition to its own efforts, the Company is also exploring opportunities to work with other large-scale internet companies for further development of its online education offering.

Financial Results for the Fiscal Quarter Ended November 30, 2013

For the second fiscal quarter of 2014, New Oriental reported net revenues of US$208.3 million, representing a 25.6% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were US$188.5 million, representing a 26.3% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the second quarter of fiscal year 2014 increased by 11.8% year-over-year to approximately 565,100, from approximately 505,500 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$207.7 million, a 7.7% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$202.3 million, an 8.8% increase year-over-year.

Cost of revenues for the quarter increased by 20.8% year-over-year to US$97.5 million, primarily due to increases in teachers’ compensation.

Selling and marketing expenses for the quarter increased by 7.1% year-over-year to US$36.8 million. Actual brand and market promotion expenses declined approximately 2.0% year-over-year to approximately US$13.5 million.

General and administrative expenses for the quarter declined by 5.6% year-over-year to US$73.4 million, primarily due to the decrease in headcount. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$68.0 million, a 4.1% decline year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 20.8% to US$5.4 million in the second quarter of fiscal year 2014 from US$6.8 million in the same period of the prior fiscal year.

Operating income for the quarter was US$0.7 million, compared to a loss of US$26.9 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$6.0 million, a 130.2% increase from a loss of US$20.1 million in the same period of the prior fiscal year.

Operating margin for the quarter was 0.3%, compared to negative 16.2% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes the impact of share-based compensation expenses for the quarter, was 2.9%, compared to negative 12.1% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$4.3 million, compared to net loss attributable to New Oriental of US$15.8 million in the same period of the prior fiscal year. Basic and diluted net income per ADS attributable to New Oriental were US$0.03 and US$0.03, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$9.7 million, compared to non-GAAP net loss attributable to New Oriental of US$9.0 million in the same period of the prior fiscal year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.06 and US$0.06, respectively.

Capital expenditures for the quarter were US$7.2 million, primarily attributable to the opening of 11 new learning centers and renovations at older, existing learning centers.

As of November 30, 2013, New Oriental had cash and cash equivalents of US$420.6 million, as compared to US$480.6 million as of August 31, 2013. In addition, the Company has US$615.0 million in short-term investment at the end of the quarter. Net operating cash flow for the second quarter of fiscal year 2014 was approximately US$21.8 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses, and recognized proportionally as revenue as the instructions are delivered, at the end of the second quarter of fiscal year 2014 was US$363.7 million, an increase of 30.8% as compared to US$278.0 million at the end of the second quarter of fiscal year 2013.

Financial Results for the Six Months Ended November 30, 2013

For the first six months of fiscal year 2014, New Oriental reported net revenues of US$597.0 million, representing a 19.0% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2014 increased by 5.7% to approximately 1,484,400, from approximately 1,404,400 in the same period of the prior fiscal year.

Income from operations for the first six months of fiscal year 2014 was US$136.1 million, representing an 82.2% increase year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2014 was US$146.9 million, representing a 66.5% increase year-over-year.

Operating margin for the first six months of fiscal year 2014 was 22.8%, compared to 14.9% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2014, was 24.6%, compared to 17.6% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2014 was US$130.7 million, representing a 63.3% increase year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2014 amounted to US$0.84 and US$0.83, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2014 was US$141.5 million, representing a 51.2% increase year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2014 amounted to US$0.91 and US$0.90, respectively.

Outlook for Third Quarter of Fiscal Year 2014

New Oriental expects its total net revenues in the third quarter of fiscal year 2014 (December 1, 2013 to February 28, 2014) to be in the range of US$260.0 million to US$270.9 million, representing year-over-year growth in the range of 19% to 24%. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 21, 2014, U.S. Eastern Time (9 PM on January 21, 2014, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until January 28, 2014:

International:	+61-2-8199-0299
Passcode:	29474976

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2014 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income (loss) excluding share-based compensation expenses, operating income (loss) excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy
FTI Consulting
Tel:	+86-10-8591-1060
Email:	martin.reidy@fticonsulting.com

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2013	As of August 31 2013
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	420,629	480,618
Restricted cash	1,729	2,539
Term deposits	56,184	50,366
Short term investments	614,988	587,431
Accounts receivable, net	3,817	4,225
Inventory	24,407	21,936
Deferred tax assets, current	7,911	7,153
Prepaid expenses and other current assets	60,570	73,286
Amounts due from related parties, current	2,703	2,599

Total current assets	1,192,938	1,230,153

Property, plant and equipment, net	238,737	242,732
Land use right, net	4,514	4,523
Amounts due from related party, non-current	1,095	1,001
Deferred tax assets, non-current	1,896	1,291
Long term deposit	13,393	12,655
Long term prepaid rent	912	1,040
Intangible assets	806	833
Goodwill	3,786	3,769
Long term investments	7,316	7,823

Total assets	1,465,393	1,505,820

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$13,417 and US$11,323 as of August 31, 2013 and November 30, 2013, respectively)	11,485	13,910
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$121,068 and US$102,387 as of August 31, 2013 and November 30, 2013, respectively)	112,503	150,751
Dividend payable (including dividend payable of the consolidated VIEs without recourse to New Oriental of nil and nil as of August 31, 2013 and November 30, 2013, respectively)	6,670	53,966
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$26,183 and US$16,265 as of August 31, 2013 and November 30, 2013, respectively)	24,064	29,001
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of nil and nil as of August 31, 2013 and November 30, 2013, respectively)	1,315	1,121
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$317,984 and US$357,860 as of August 31, 2013 and November 30, 2013, respectively)	363,696	323,745

Total current liabilities	519,733	572,494

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$1,817 and US$1,804 as of August 31, 2013 and November 30, 2013, respectively)	1,804	1,817
Acquisition payable (including acquisition payables of the consolidated VIEs without recourse to New Oriental of US$4,601 and nil as of August 31, 2013 and November 30, 2013, respectively)	—	4,601

Total long-term liabilities	1,804	6,418

Total liabilities	521,537	578,912

Total shareholder’s equity	943,856	926,908

Total liabilities and shareholder’s equity	1,465,393	1,505,820

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	188,483	149,284
Books and others	19,847	16,622

Total net revenues	208,330	165,906

Operating costs and expenses (note 1):
Cost of revenues	97,474	80,679
Selling and marketing	36,782	34,347
General and administrative	73,410	77,737

Total operating costs and expenses	207,666	192,763

Operating income (loss)	664	(26,857)

Other income, net	9,701	7,631

(Provision) Benefits for income taxes	(5,562)	3,908
Loss from equity method investment	(537)	(451)

Net income (loss) attributable to New Oriental Education & Technology Group Inc.	4,266	(15,769)

Net income (loss) per share attributable to New Oriental-Basic	0.03	(0.10)

Net income (loss) per share attributable to New Oriental-Diluted	0.03	(0.10)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)	0.03	(0.10)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)	0.03	(0.10)

Other comprehensive income, net of tax	6,544	15,760

Comprehensive income (loss)	10,810	(9)

Comprehensive income (loss) attributable to New Oriental Education & Technology Group Inc.	10,810	(9)

Notes:

Note 1:	Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	5,385	6,801

Total	5,385	6,801

Note 2:	Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	73,410	77,737
Share-based compensation expense in general and administrative expenses	5,385	6,801

Non-GAAP general and administrative expenses	68,025	70,936

Total operating costs and expenses	207,666	192,763
Share-based compensation expenses	5,385	6,801

Non-GAAP operating costs and expenses	202,281	185,962

Operating income (loss)	664	(26,857)
Share-based compensation expenses	5,385	6,801

Non-GAAP operating income (loss)	6,049	(20,056)

Operating margin	0.3%	-16.2%
Non-GAAP operating margin	2.9%	-12.1%

Net income (loss) attributable to New Oriental	4,266	(15,769)
Share-based compensation expense	5,385	6,801

Non-GAAP net income (loss)	9,651	(8,968)

Net income (loss) per ADS attributable to New Oriental - Basic (note 1)	0.03	(0.10)
Net income (loss) per ADS attributable to New Oriental - Diluted (note 1)	0.03	(0.10)

Non-GAAP net income (loss) per ADS attributable to New Oriental - Basic (note 1)	0.06	(0.06)
Non-GAAP net income (loss) per ADS attributable to New Oriental - Diluted (note 1)	0.06	(0.06)

Weighted average shares used in calculating basic net income per ADS (note 1)	155,837,230	155,856,826
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,845,516	157,930,678

Non-GAAP income (loss) per share - basic	0.06	(0.06)
Non-GAAP income (loss) per share - diluted	0.06	(0.06)

Note 1:	Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	541,768	457,139
Books and others	55,225	44,596

Total net revenues	596,993	501,735

Operating costs and expenses (note 1):
Cost of revenues	230,083	198,895
Selling and marketing	79,474	73,817
General and administrative	151,304	154,325

Total operating costs and expenses	460,861	427,037

Operating income	136,132	74,698

Other income, net	19,929	15,370

Provision for income taxes	(24,322)	(9,127)
Loss from equity method investment	(997)	(451)
Income from continuing operations	130,742	80,490
Loss on discontinued operations, net of tax	—	(407)

Net income attributable to New Oriental Education & Technology Group Inc.	130,742	80,083

Net income (loss) per share attributable to New Oriental-Basic
Income from continuing operations	0.84	0.52
Loss on discontinued operations	—	(0.00)

Net income (loss) per share attributable to New Oriental-Diluted
Income from continuing operations	0.83	0.51
Loss on discontinued operations	—	(0.00)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	0.84	0.52
Loss on discontinued operations	—	(0.00)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	0.83	0.51
Loss on discontinued operations	—	(0.00)

Other comprehensive income, net of tax	7,913	16,003

Comprehensive income	138,655	96,086

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	138,655	96,086

Notes:

Note 1:	Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative	10,765	13,521

Total	10,765	13,521

Note 2:	Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	151,304	154,325
Share-based compensation expense in general and administrative expenses	10,765	13,521

Non-GAAP general and administrative expenses	140,539	140,804

Total operating costs and expenses	460,861	427,037
Share-based compensation expenses	10,765	13,521

Non-GAAP operating costs and expenses	450,096	413,516

Operating income	136,132	74,698
Share-based compensation expenses	10,765	13,521

Non-GAAP operating income	146,897	88,219

Operating margin	22.8%	14.9%
Non-GAAP operating margin	24.6%	17.6%

Net income attributable to New Oriental	130,742	80,083
Share-based compensation expense	10,765	13,521

Non-GAAP net income	141,507	93,604

Net income per ADS attributable to New Oriental- Basic (note 1)	0.84	0.51
Net income per ADS attributable to New Oriental- Diluted (note 1)	0.83	0.51

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.91	0.60
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.90	0.59

Weighted average shares used in calculating basic net income per ADS (note 1)	155,484,823	155,716,176
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,475,053	157,589,419

Non-GAAP income per share - basic	0.91	0.60
Non-GAAP income per share - diluted	0.90	0.59

Note 1:	Each ADS represents one common share.